Exhibit 99.1

3 Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NeuroDerm Announces First Quarter 2015 Financial Results and Provides Corporate Update

- Company to host conference call and webcast today at 8:30 a.m. ET -

REHOVOT, Israel – May 27, 2015 – NeuroDerm Ltd. (NASDAQ: NDRM), a clinical stage pharmaceutical company developing drugs for central nervous system (CNS) diseases, today announced financial results for the first quarter ended March 31, 2015 and provided a corporate update.

“We look forward to the start of our next clinical trial, a head-to-head pilot pharmacokinetic study comparing ND0612H, our subcutaneously delivered high dose product candidate for advanced Parkinson’s disease, with Duodopa®, an intraduodenally-delivered product requiring surgery. Pending the study’s outcome, we plan to conduct a definitive pharmacokinetic similarity study of ND0612H to Duodopa that should serve as the basis for approval in Europe. In addition, we intend to initiate a Phase II study for ND0612H in the United States in the second half of 2015, and to advance ND0612L, our low-dose product candidate for the treatment of moderate Parkinson’s disease to pivotal and safety studies in the United States and Europe,” said Oded Lieberman, PhD, CEO of NeuroDerm.

Financial Results for the Quarter Ended March 31, 2015

Research and development expenses, net were $1.7 million in the three months ended March 31, 2015 compared to $1.9 million in the same period in 2014. The decrease was primarily due to lower costs related to clinical studies in the first quarter of 2015 which were partially offset by an increase in payroll and related expenses, and an increase in share-based payments.

General and administrative expenses were $0.9 million in the three months ended March 31, 2015 compared to a similar amount in the same period in 2014. A decrease in legal and accounting costs in the first quarter of 2015, due to the completion of our initial public offering (IPO) in 2014, was partially offset by an increase in payroll and related expenses, and an increase in share-based payments.

The Company reported a net loss of $1.6 million in the three months ended March 31, 2015 compared to $3.9 million for the same period in 2014. The decrease was primarily due to non-cash financial expenses net for the three months ended March 31, 2014, primarily related to the fair value of the Company’s convertible loans, embedded derivatives and financial instruments, all of which were converted into ordinary shares prior to the Company’s IPO, in the fourth quarter of 2014.

As of March 31, 2015, the Company had cash and cash equivalents and short-term bank deposits totaling $38.9 million. The Company is a clinical-stage pharmaceutical company with a limited operating history, has not yet generated revenue from its operations and continues to incur significant research and development and other expenses related to its ongoing operations. The Company is still in the early stages of development of its product candidates. Accordingly, there is no assurance that the Company’s business will generate positive cash flow. As of March 31, 2015, the Company had an accumulated deficit of $134 million and its activities have been funded through public and private offerings of the Company's securities and issuance of convertible loans and warrants.

3 Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

The Company's current cash resources are not sufficient to complete the research and development of all of the Company's product candidates. Management expects that the Company will incur more losses as it continues to focus its resources on advancing its product candidates based on a prioritized plan that will result in negative cash flows from operating activities. The Company believes its existing capital resources should be sufficient to fund its current and planned operations for at least the next 12 months.

Conference Call Details

NeuroDerm will host a conference call at 8:30 a.m. ET today to discuss the Company’s 2015 first quarter financial results. Individuals can access the webcast in the Events and Presentations section of the Company’s website, or listen to the call live by dialing 888-401-4669 (U.S.) or 719-325-2315 (outside of the U.S.). The passcode is 1789311. A webcast will be archived on the website.

About NeuroDerm

NeuroDerm is a clinical-stage pharmaceutical company developing central nervous system (CNS) product candidates that are designed to overcome major deficiencies of current treatments and achieve enhanced clinical efficacy through continuous, controlled administration. In Parkinson’s disease, the company has four product candidates in different stages of development which offer a solution for almost every Parkinson’s disease patient from the moderate to the very severe stage of the disease. The company has developed a line of LD/CD product candidates administered through small belt pumps that deliver a continuous, controlled dose of LD/CD. The LD/CD line of product candidates includes: ND0612L and ND0612H, delivered subcutaneously, for moderate and for advanced Parkinson’s disease patients, respectively, and ND0680 for a subset of severe Parkinson’s disease patients whose symptoms have advanced to a highly advanced stage, requiring even higher doses of LD/CD. In addition, NeuroDerm is developing ND0701, a novel subcutaneously delivered apomorphine formulation for patients who suffer from severe Parkinson’s disease and who do not respond well to LD/CD. NeuroDerm is headquartered in the Weizmann Science Park in Rehovot, Israel.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "future," "will," "seek" and similar terms or phrases. The forward-looking statements contained in this press release are based on management's current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2014 filed with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

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3 Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NEURODERM LTD.

STATEMENTS OF FINANCIAL POSITION

(U.S. dollars in thousands)

	December 31,	March 31,
Assets:	2014	2015

Current Assets:
Cash and cash equivalents	$43,238	$15,425
Short- term bank deposits	-	23,524
Prepaid expenses and receivables	506	904
	43,744	39,853
Non-Current Assets:
Restricted bank deposit	50	49
Long-term prepaid expenses	-	153
Property, plant and equipment	120	111
	170	313
Total Assets	$43,914	$40,166

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3 Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NEURODERM LTD.

STATEMENTS OF FINANCIAL POSITION

(U.S. dollars in thousands)

	December 31,	March 31,
Liabilities and Shareholders’ Equity:	2014	2015

Liabilities:

Current Liabilities:
Accounts payable:
Trade	$54	$412
Other	3,354	2,035
	3,408	2,447
Shareholders payable	1,037	175
Total Liabilities	$4,445	$2,622
Shareholders’ Equity:
Share capital:
Ordinary Shares, NIS 0.01 par value – authorized – 131,158,240 shares at December 31, 2014 and March 31,2015 , issued and outstanding –16,996,960 shares at December 31, 2014 and March 31,2015	25	25
Additional paid-in capital	167,281	167,281
Share-based compensation capital reserve	5,091	5,645
Accumulated deficit	(132,629)	(134,204)
Foreign currency translation differences	(299)	(1,203)
Total Shareholders' Equity	39,469	37,544
Total Liabilities And Shareholders' Equity	$43,914	$40,166

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3 Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NEURODERM LTD.

STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except per share data)

	Three months ended March 31,
	2014	2015
Operating expenses:
Research and development	$1,875	$1,820
Participation in research and development	(14)	(115)
Research and development, net	1,861	1,705
General and administrative	893	940
Operating loss	2,754	2,645
Financial income	-	1,075
Financial expenses	1,189	5
Financial (income) expenses, net	1,189	(1,070)
Net loss	3,943	1,575
Other comprehensive loss (income) -
Items that will not be reclassified
to profit or loss -
Foreign currency translation differences	(39)	904
Total comprehensive loss	$3,904	$2,479
Basic and diluted loss per ordinary share	$10.05	$0.09

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3 Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NEURODERM LTD.

STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three months ended March 31,
	2014		2015
Cash Flows From Operating Activities:
Net loss		$(3,943)	$(1,575)
Adjustments in respect of:
Depreciation		8	10
Capital Loss		3	-
Interest and exchange differences of convertible loans		*	-
Changes in fair value of embedded derivatives		890	-
Changes in fair value of warrants		280	-
Share-based compensation to employees and service providers		18	554
Interest income			(14)
Exchange differences in respect of cash and cash equivalents		15	739
		(2,729)	(286)
Changes in asset and liability items:
Decrease (increase) in prepaid expenses and receivables		378	(412)
Increase in long-term prepaid expenses			(153)
Increase (decrease) in accounts payable:
Trade		90	361
Other		1,553	(1,250)
Decrease in shareholders payable			(862)
		2,021	(2,316)
Interest received from restricted bank deposits		-	-
Net cash used in operating activities		(708)	(2,602)
Cash flows from investing activities:
Purchase of property, plant and equipment		(102)	(3)
Sale of property, plant and equipment		12	-
Short- term bank deposits		-	(23,510)
Restricted bank deposits, net		(56)	1
Net cash used in investing activities		(146)	(23,512)
Cash flows from financing activities:
Convertible loan and warrants issued		1,533	-

Net cash provided from financing activities		1,533	-
Increase in cash and cash equivalents		679	(26,114)
Balance of cash and cash equivalents at beginning of year		2,435	43,238
Foreign currency translation differences
in respect of cash and cash equivalents		23	(960)
Exchange differences in respect of cash and
cash equivalents		(15)	(739)
Balance of cash and cash equivalents at end of year		$3,122	$15,425
Supplementary information:
Interest received from cash and cash equivalents	$	*	$16

* Represents amount less than $1 thousand.

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3 Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

# # #

NeuroDerm Contact:

Oded S. Lieberman, PhD MBA, CEO

oded@neuroderm.com

Tel.: +972-8-946 2729

Cell: +1-617-517 6077

U.S. Investor Contact:

David Carey

Lazar Partners Ltd.

dcarey@lazarpartners.com

+212-867-1762

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